UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41598

YS BIOPHARMA CO., LTD.

(Exact name of registrant as specified in its charter)

Building No. 2, 38 Yongda Road
Daxing Biomedical Industry Park
Daxing District, Beijing, PRC
Tel: 010-89202086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

YS Biopharma Announces Formation of Special Committee and Receipt of Injunction Order in the Cayman Islands against Former Chairperson

YS Biopharma Co., Ltd. (Nasdaq: YS) (“YS Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced that the Company’s Board of Directors (the “Board”) has established a special committee comprised of Dr. Ajit Shetty (interim chairperson of the Board and independent director), Dr. Viren Mehta (independent director) and Dr. Hui Shao (director and chief executive officer of the Company), with powers and authorities to, among other things, commence legal proceedings in the Cayman Islands regarding invalid actions to convene an extraordinary general meeting of the Company.

On December 22, 2023, the Grand Court of the Cayman Islands (the “Court”) granted the Company an injunction order (the “Injunction Order”) against Mr. Yi Zhang, former chairperson of the Board, ordering that Mr. Zhang is restrained from the following activities:

(i)	taking any steps to convene an extraordinary general meeting of the Company, either pursuant to the Notices for Removal of Director dated December 17, 2023 or any purported notice of an extraordinary general meeting scheduled to be held on December 28, 2023 at 9:00 a.m. Beijing time or at all;

(ii)	taking any steps to exercise any powers of, or hold himself out to be, chairperson of the Board;

(iii)	exercising any voting or other rights attaching to any shares in the Company that he owns or controls (whether directly or indirectly, through one or more intermediate entities or otherwise) or otherwise arising by virtue of his status as a member of the Company (whether directly or indirectly, through one or more intermediate entities or otherwise) to cause any of the Company’s directors to be removed; and

(iv)	exercising any voting or other rights attaching to any shares in the Company that he owns or controls (whether directly or indirectly, through one or more intermediate entities or otherwise) or otherwise arising by virtue of his status as a member of the Company (whether directly or indirectly, through one or more intermediate entities or otherwise) to take other steps to stifle any investigations into his alleged wrongdoing.

The Injunction Order will remain in force until the earlier of: (a) any further order of the Court varying or discharging the Injunction Order (including at the return date of the injunction summons); or (b) 5:00 a.m. Beijing time on February 10, 2024. The Company undertakes to the Court that during the period of the Injunction Order, it and the Board will not take any steps to either directly or indirectly issue share capital in the Company or cause Mr. Zhang’s shareholding to be diluted.

The above description of the Injunction Order is qualified in its entirety by reference to the full text of the Injunction Order, which is included as Exhibit 99.1 hereto and incorporated by reference herein.

EXHIBITS

Exhibit No.	Description

99.1	Injunction Order of the Grand Court of the Cayman Islands, dated December 22, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YS Biopharma Co., Ltd.

Date: December 28, 2023	By:	/s/ Hui Shao
	Name:	Hui Shao
	Title:	Director and Chief Executive Officer

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